245 Summer Street	Fidelity® Investments
Boston, MA 02210

July 9, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Select Portfolios (the trust):

Computers Portfolio

Energy Portfolio

Transportation Portfolio

File No. 002-69972

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust’s Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Computers Portfolio, Energy Portfolio, and Transportation Portfolio, series of the trust, in connection with the proposed acquisitions by 1) Computers Portfolio of all of the assets of Communications Equipment Portfolio, another series of the trust, and the assumption by Computers Portfolio of the liabilities of Communications Equipment Portfolio, solely in exchange for shares of Computers Portfolio (the “Reorganization”), 2) Energy Portfolio of all of the assets of Energy Service Portfolio, a series of the trust, and the assumption by Energy Portfolio of the liabilities of Energy Service Portfolio, solely in exchange for shares of Energy Portfolio (the “Reorganization”), 3) Energy Portfolio of all of the assets of Natural Gas Portfolio, a series of the trust, and the assumption by Energy Portfolio of the liabilities of Natural Gas Portfolio, solely in exchange for shares of Energy Portfolio (the “Reorganization”), and 4) Transportation Portfolio of all of the assets of Air Transportation Portfolio, another series of the trust, and the assumption by Transportation Portfolio of the liabilities of Air Transportation Portfolio, solely in exchange for shares of Transportation Portfolio (the “Reorganization”) . Each Reorganization is in connection with an Agreement and Plan of Reorganization (the “Agreement”).

In connection with each Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectuses (the “Proxy Statement”), and Form of Agreements to be sent to shareholders of Communications Equipment Portfolio, Energy Service Portfolio, Natural Gas Portfolio, and Air Transportation Portfolio. The Prospectuses of Computers Portfolio, Energy Portfolio, and Transportation Portfolio dated April 29, 2021 included in this filing are the Prospectuses filed by the trust on April 26, 2021 as Post-Effective Amendment No. 161 to its registration on Form N-1A (File No. 002-69972).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meeting of Shareholders is scheduled to be held on October 20, 2021. It is expected that the Proxy Statement will be mailed to shareholders on or about August 23, 2021, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than July 29, 2021. Questions or comments regarding this filing should be directed to Renee Fuller at (603) 721-4221.

Sincerely,

/s/ Renee Fuller
Renee Fuller
Legal Product Group